Mail Stop 4561
Via fax: (402)778-2567

August 21, 2009

Philip G. Heasley
Chief Executive Officer
120 Broadway
Suite 2250
New York, NY 10271

>   **Re:**   **ACI Worldwide, Inc.**
>   **Form 10-K for the Year Ended December 31, 2008**
>   **Filed on March 4, 2009**
>   **Form 10-Q and Form 10-Q/A for the Quarter Ended March 31, 2009**
>   **Filed on May 8, 2009 and July 2, 2009, respectively**
>   **File No. 000-25346**

Dear Mr. Heasley:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

>   Sincerely,

>   Kathleen Collins
>   Accounting Branch Chief